

January 24, 2012

Via E-mail
René F. Jones
Executive Vice President and Chief Financial Officer
M&T Bank Corporation
One M&T Plaza
Buffalo, New York 14203

     Re: **M&T Bank Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2010
              Filed February 22, 2011
              Form 10-Q for the Quarterly Period Ended September 30, 2011
              Filed November 9, 2011
              Form 8-K filed October 19, 2011
              Form 8-K filed January 17, 2012
              File No. 001-09861

Dear Mr. Jones:

We have reviewed your response dated November 18, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis

Selected Residential Real Estate-Related Loan Data, page 62

1.   Refer to your response to prior comment one. It remains unclear how you consider the lack of information on first lien performance for those home equity second lines where you do not own or service the first lien. Please tell us and revise your disclosure in future filings to address the following:

- How this lack of information is taken into account in developing your allowance for loan losses on junior liens;
- Disclose the leading indicators you track in order to assess the credit quality of your junior liens. In this regard, it does not appear that delinquency, nonaccrual, and charge-off statistics are leading indicators, especially in situations where your second lien is paying but the first lien is not (and you are not aware of the first lien's payment status); and
- Discuss the severity of loss in situations where your junior lien is current, but you are notified the senior lien is in default or foreclosure. Additionally, discuss the frequency of this occurring, and discuss how this risk is contemplated within your allowance methodology.

Notes to Financial Statements

5. Allowance for credit losses, page 121

2.   Refer to your responses to prior comments four and five, and please address the following regarding collateral values:

- We note that in arriving at forecasted loss estimates for loans secured by residential real estate, you consider current estimated fair value of your collateral based on geographical adjustments for home price depreciation/appreciation. Please revise your disclosure in future filings to address how such geographical adjustments are calculated and applied in your allowance for loan losses. For example, clarify whether you utilize home price indices in order to assess collateral values by geography, and then, apply a factor to your historical loss rates to account for declining home prices, or whether some other methodology is used.
- We note the portion of your response where you indicate that for loans not specifically identified as impaired, appraisals or other indications of value are utilized in assigning loan grades, which are then utilized in your allowance for credit losses methodology. Please clarify in more detail how this in performed and whether this is done for the entire loan portfolio, or just the property or region where an updated appraisal is obtained. Please also confirm that this loan grading analysis is performed regardless of whether the appraisal was obtained in connection with the valuation of real estate owned or for impaired loans. As part of your response, please consider providing a representative example illustrating how the loan grading is performed.

Form 8-K filed October 19, 2011

Exhibit 99

Provision for Credit Losses/Asset Quality, page 4

3.   Refer to your response to prior comment eight. We note your disclosure on page 18 of the Form 10-Q for the quarterly period ended September 30, 2011 indicates that other acquired impaired loans ceased performing in accordance with their contractual terms but are not considered impaired in the aggregate because they are included in accounting pools that continue to accrue interest. Please clarify whether you have elected to apply ASC 310-30 for subsequent measurement of all of your acquired loans, by analogy to ASC 310-30, even though the loans were not specifically identified as impaired as of the acquisition date. If so, please revise to disclose the accretable yield roll-forward pursuant to ASC 310-30-50-2(a)(2) for the remaining acquired loans.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Management's Discussion and Analysis

Nonperforming Asset and Past due, Renegotiated and Impaired Loan Data, page 79

4.   It appears that your renegotiated loans have been in a downward trend from the first quarter of 2011 to the fourth quarter of 2011 based on your disclosure here and your Form 8-K filed January 17, 2012. Please clarify and consider revising your disclosure in future filings to discuss why this trend is occurring. For example, please tell us and consider disclosing whether this trend is primarily due to loan payoffs/paydowns, the loans being placed on nonaccrual status, loan sales, or due to the removal of a troubled debt restructuring (TDR) designation on certain of these loans. To the extent that you remove the TDR designation from any of your loans, please describe those scenarios and cite the literature upon which you relied.

Privately Issued Mortgage-Backed Securities Classified as Available for Sale, page 94

5.   According to your disclosure on page 95, the projected model default percentages range from 1% to 35% as of September 30, 2011, and we note this is a decrease in the projected model default range from 1% to 45% as of June 30, 2011. Furthermore, according to your tabular disclosure on page 94, current payment status has declined in total, from 86% to 81%, with the most significant decline in the payment status of your prime-hybrid ARM mortgage-backed securities. Please tell us why the projected model default range appears to have improved between June and September 2011 while the actual payment status deteriorated during that timeframe. As part of your response, please specifically address how the projected model default percentage for the prime-hybrid fixed ARMs changed during this period.

Form 8-K filed January 17, 2012

Exhibit 99, page 2

6. We note your disclosure that you recorded a $79 million other-than-temporary impairment charge related to your 20% investment in Bayview Lending Group in the line item called "other costs of operations." Please clarify why you classified the impairment charge in this line item, instead of the "equity in earnings of Bayview Lending Group" line item or other-than-temporary impairment losses line item within other income.

You may contact Staci Shannon at (202) 551-3374 or me at (202) 551-3512 with any questions.

Sincerely,

/s/ Stephanie L. Hunsaker

Stephanie L. Hunsaker
Senior Assistant Chief Accountant